SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

CLC Healthcare, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50217R 10 4

(CUSIP Number)

Richard F. LaRoche, Jr.

General Counsel

National Health Investors, Inc.

100 Vine Street, Suite 1200

Murfreesboro, TN 37130

615-890-9100

(Name, Address and Telephone Number of

Person Authorized to Receive

Notice and Communications)

December 31, 2002

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

____ Rule 13d-1(b)

X Rule 13d-1(c)

____ Rule 13d-1(d)

(Continued on Following page(s))

(Page 1 of 4 Pages)

CUSIP NO. 50217R 10 4 13G Page 2 of 4 Pages

(1) NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

National Health Investors, Inc. (hereinafter "NHI") EIN 62-1470956

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

(3) SEC USE ONLY

(4) CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES (5) SOLE VOTING POWER 207,000

BENEFICIALLY (6) SHARED VOTING POWER -0-

OWNED BY EACH (7) SOLE DISPOSITIVE POWER 207,000

REPORTING PERSON (8) SHARED DISPOSITIVE POWER -0-

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

207,000

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

(12) TYPE OF REPORTING PERSON *

Corporation (CO)

CUSIP NO. 50217R 10 4 13G Page 3 of 4 Pages

Item 1. Security and Issuer

This Statement on Schedule 13G relates to the common stock (the "Common Stock") of CLC Healthcare, Inc. (the "Issuer"). The address of the Issuer is 7610 N. Stemmons Freeway, Suite 500, Dallas, TX 75247.

Item 2. Identity and Background

This Schedule 13G is being filed by National Health Investors, Inc., a Maryland corporation ("NHI").The address of NHI's principal office is 100 Vine Street, Suite 1200, Murfreesboro, TN 37130. All of the directors and executive officers of NHI are citizens of the United States. NHI owns 207,000 shares of CLC Healthcare, Inc., CUSIP #50217R 10 4.

Item 3. None

Item 4. Ownership.

  Amount beneficially owned: 207,000

  Percent of class: 9.6%

  Number of shares as to which the person has:

    Sole power to vote or to direct the vote: 207,000
    Shared power to vote or direct the vote: -0-
    Sole power to dispose or to direct the disposition of: 207,000
    Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

CUSIP NO. 50217R 10 4 13G Page 4 of 4 Pages

Item 8. Identification and Classification of Members of the Group.

None.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

s/Richard F. LaRoche, Jr.

Richard F. LaRoche, Jr., General Counsel